Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of June 30, 2024 and December 31, 2023

and for the three and six months ended

June 30, 2024 and 2023

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2024	2023	2024

(in thousands of EUR, except per share amounts)		(unaudited)		(unaudited)
Revenue	3.1	7,579	14,436	14,708	26,809
Cost of sales	3.2	(25,854)	(40,723)	(46,489)	(82,412)
Selling and distribution expenses	3.3	(1,408)	(1,002)	(2,232)	(1,957)
Research and development expenses	3.4	(30,868)	(31,093)	(55,118)	(58,918)
General and administrative expenses	3.5	(22,245)	(15,931)	(45,532)	(35,050)
Other operating income	3.6	1,442	1,023	3,448	5,154
Other operating expenses		(447)	(329)	(942)	(563)
Operating loss		(71,801)	(73,620)	(132,157)	(146,938)
Finance income		6,197	2,533	10,085	6,303
Finance expenses		(1,783)	(155)	(2,734)	(495)
Loss before income tax		(67,387)	(71,243)	(124,806)	(141,129)
Income tax benefit/ (expense)	13	(26)	(1,301)	(27)	(1,967)
Net loss for the period		(67,414)	(72,543)	(124,833)	(143,096)
Other comprehensive income (loss):
Foreign currency adjustments		(3)	(23)	16	(79)
Total comprehensive loss for the period		(67,416)	(72,566)	(124,816)	(143,175)
Net loss per share (basic and diluted)	15	(0.30)	(0.32)	(0.57)	(0.64)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	June 30,
	Note	2023	2024
(in thousands of EUR)			(unaudited)
Assets
Non-current assets
Intangible assets and goodwill	6.1	28,347	26,832
Property, plant and equipment	6.2	236,782	237,258
Right-of-use assets		41,843	38,994
Other assets		1,702	1,655
Deferred tax assets		1,194	522
Total non-current assets		309,868	305,260
Current assets
Assets held for sale	7	2,419	1,823
Inventories	8	24,801	457
Trade receivables	3.1	14,326	18,769
Contract assets	3.1	2,758	5,300
Other financial assets	10	2,661	3,735
Prepaid expenses and other assets	9	23,763	12,554
Current tax assets	13	5,201	6,422
Cash and cash equivalents	10	402,452	202,515
Total current assets		478,381	251,575
Total assets		788,249	556,836
Equity and liabilities
Equity	4
Issued capital		26,879	26,918
Capital reserve		2,056,110	2,058,839
Accumulated deficit		(1,565,981)	(1,709,077)
Other comprehensive income		(67)	(146)
Total equity		516,941	376,533
Non-current liabilities
Lease liabilities		36,819	33,964
Contract liabilities	3.1	48,100	36,337
Total non-current liabilities		84,919	70,301
Current liabilities
Lease liabilities		5,005	5,071
Trade and other payables	11	48,033	7,513
Provisions	12	37,400	17,123
Other liabilities	12	50,717	31,039
Income taxes payable		654	778
Contract liabilities	3.1	44,580	48,478
Total current liabilities		186,389	110,002
Total liabilities		271,308	180,303
Total equity and liabilities		788,249	556,836

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the six months ended June 30, 2024 and 2023

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2023	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253
Net loss	—	—	—	(124,833)	—	(124,833)
Other comprehensive income (loss)	—	—	—	—	16	16
Total comprehensive income (loss)	—	—	—	(124,833)	16	(124,816)
Share-based payment expense	—	4,572	—	—	—	4,572
Issuance of share capital (net of transaction costs)	3,453	232,387	—	—	—	235,840
Settlement of share-based payment awards	13	(1,295)	1,481	—	—	199
Balance as of June 30, 2023 (unaudited)	26,866	2,052,951	—	(1,430,647)	(123)	649,047

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2024	26,879	2,056,110	—	(1,565,981)	(67)	516,941
Net loss	—	—	—	(143,096)	—	(143,096)
Other comprehensive income (loss)	—	—	—	—	(79)	(79)
Total comprehensive income (loss)	—	—	—	(143,096)	(79)	(143,175)
Share-based payment expense	—	1,731	—	—	—	1,731
Realized tax benefit related to prior year equity transaction costs	—	898	—	—	—	898
Settlement of share-based payment awards	39	99	—	—	—	138
Balance as of June 30, 2024 (unaudited)	26,918	2,058,839	—	(1,709,077)	(146)	376,533

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2023	2024

(in thousands of EUR)	(unaudited)
Operating activities
Loss before income tax	(124,806)	(141,129)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(10,085)	(6,303)
Finance expense	2,734	495
Depreciation and amortization	11,489	9,993
Impairment of intangible assets, property, plant and equipment and right-of-use assets	—	3,248
Loss on disposal of fixed assets	694	573
Impairment of inventory	6,879	23,670
Share-based payment expense	4,572	1,731
Changes of provisions	(1,634)	(20,276)

Working capital changes
Decrease / (increase) in assets held for sale	513	597
Decrease / (increase) in trade receivables and contract assets	2,440	(6,986)
Decrease / (increase) in inventory	(5,084)	674
Decrease / (increase) in other assets	18,751	11,062
(Decrease) / increase in trade and other payables, other liabilities and contract liabilities	(76,002)	(64,426)
Decrease / (increase) in deferred taxes	(25)	(396)
Income taxes received / (paid)	18	(1,511)
Interest received	6,838	4,491
Interest paid	(994)	(1,172)
Net cash flow (used in) operating activities	(163,702)	(185,667)

Investing activities
Purchase of property, plant and equipment	(27,222)	(8,487)
Purchase of intangible assets	(147)	(4,088)
Net cash flow (used in) investing activities	(27,369)	(12,575)

Financing activities
Payments on lease obligations	(2,526)	(2,479)
Proceeds from the issuance of Shares (net of transaction costs)	235,840	—
Payment on / proceeds from treasury shares/exercise of options	199	138
Net cash flow provided by / (used in) financing activities	233,513	(2,340)
Net increase (decrease) in cash and cash equivalents	42,442	(200,582)
Currency translation gains (losses) on cash and cash equivalents	(314)	645
Effect of changes in exchange rates on cash and cash equivalents	495,797	402,452
Cash and cash equivalents, end of period	537,925	202,515

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1. Corporate Information

CureVac N.V. (CureVac or CV or the Company) is the parent company of CureVac Group (Group) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under 77798031. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany. Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac of appr. 37 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Basis of preparation

The interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2024 and 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on August 13, 2024. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts. Due to rounding, differences may arise when individual amounts or percentages are added together.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023. The new and amended standards and interpretations applied for the first time as of January 1, 2024, as disclosed in the notes to the consolidated financial statements as of December 31, 2023, had no impact on the interim condensed consolidated financial statements of the Group as of and for the three and six months ended June 30, 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3. Notes to the Consolidated Statements of Operations

3.1 Revenue from contract with customers

The Group recognized the following revenues:

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Belgium
GSK	6,283	8,727	12,756	17,622
Switzerland
CRISPR	844	5,709	1,053	9,187
Netherlands
Genmab	452	—	899	—
Total	7,579	14,436	14,708	26,809

During the six months ended June 30, 2024, the Company recognized revenues over-time (i) EUR 16,545k (June 30, 2023: EUR 8,545k) related to delivery of research and development services combined with an IP license (recognized from the upfront payments and achievement of certain milestones as further illustrated in the table below) and (ii) EUR 4,289k (June 30, 2023: EUR 5,259k) from those research and development services considered distinct within the agreements and recognized revenues at point-in-time (iii) EUR 5,975k (June 30, 2023: EUR 903k) related to delivery of products.

Of the total revenues recognized, in the six months ended June 30, 2024, EUR 17,622k in revenue was recognized under the collaboration agreements with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens (“GSK I”) and in April 2021 for research, development and manufacturing of next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as the CureVac’s second-generation COVID-19 vaccine candidate, CV2CoV (“GSK II”). The upfront payment, attributable to research and development services combined with an IP license, and each development milestones reached, are recognized straight-line from the effective date of the collaboration agreement through to the agreed estimated submission date for authority approval, which represents the period of time during which CureVac is responsible for development as, subsequent to this period, GSK will be responsible for further development and commercialization. In the six months ended June 30, 2023, revenue consisted of EUR 12,756k primarily recognized from the upfront payments under both collaboration agreements with GSK. In the second quarter of 2024, the Company reached a development milestone of EUR 5,000k under the GSK I collaboration. Therefore, revenue for the six months ending June 30, 2024, also includes recognition of EUR 1,711k of the milestone amount (June 30, 2023: EUR 0k). The remaining EUR 3,289k of the milestone amount is deferred as contract liability and will be recognized into revenue through the above-mentioned time. In July 2024, the Group entered into a new licensing agreement with GSK, which provides for GSK to assume full control of developing and manufacturing vaccine candidates for seasonal influenza, COVID-19 and avian influenza. The new licensing agreement replaces the 2020 GSK Agreement and the GSK COVID Agreement, including all financial considerations relating to such agreements. Under the terms of the new agreement, GSK will have worldwide rights to commercialize the candidate vaccines (refer to Note 17 for further information).

The Group has received upfront and milestone payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and	Upfront and
		milestones payments included	milestones payments included
		in contract	in contract
	Upfront and milestone	liabilities at	liabilities at
Customer	payments	December 31, 2023	June 30, 2024
		(EUR k)	(EUR k)
GSK	EUR 225,000k	88,715	80,382
CRISPR	USD 8,500k (EUR 7,626k)*	1,582	2,050
Genmab	USD 10,000k (EUR 8,937k)*	2,383	2,383
Total		92,680	84,815
*	Translated at the currency exchange rate prevailing on the transaction date.

	Revenue recognized from
	upfront and milestones payments
	for three months ended		for six months ended
	June 30,		June 30,
Customer	2023	2024	2023	2024
	(EUR k)	(EUR k)	(EUR k)	(EUR k)
GSK	3,873	7,179	7,496	13,333
CRISPR	77	1,674	155	3,212
Genmab	447	—	894	—
Total	4,397	8,853	8,545	16,545

Contract balances:

	December 31,	June 30,
	2023	2024
	EUR k	EUR k
Trade receivables	14,326	18,769
Contract assets	2,758	5,300
Contract liabilities	92,680	84,815

3.2 Cost of sales

The cost of sales consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Personnel	(9,371)	(9,024)	(17,559)	(21,420)
Materials	(8,096)	(28,711)	(12,630)	(34,080)
Third-party services	(6,386)	(1,095)	(11,839)	(22,461)
Maintenance and lease	(534)	(536)	(1,115)	(1,733)
Amortization and depreciation	(1,049)	(1,074)	(2,219)	(2,103)
Other	(418)	(283)	(1,127)	(616)
Total	(25,854)	(40,723)	(46,489)	(82,412)

For the six months ended June 30, 2024, cost of sales increased in comparison to the corresponding period in 2023. This increase was primarily attributable to the increase of a CMO (contract manufacturing organization) provision (refer to Note 12 for further information), write-down of raw materials (refer to Note 8 for further information) and higher personnel expenses related to the voluntary leaver program initiated in March 2024.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Personnel	(1,314)	(926)	(2,030)	(1,776)
Amortization and depreciation	(6)	(1)	(6)	(1)
Other	(88)	(75)	(196)	(180)
Total	(1,408)	(1,002)	(2,232)	(1,957)

3.4 Research and development expenses

R&D expenses consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Materials	(5,728)	(3,719)	(9,217)	(9,280)
Personnel	(12,533)	(10,344)	(23,570)	(19,402)
Amortization and depreciation	(1,783)	(2,554)	(3,508)	(4,394)
Impairment	—	(3,248)	—	(3,248)
Patents and fees to register/protect a legal right	(1,191)	(5,598)	(2,048)	(10,057)
Third-party services	(7,081)	(3,992)	(11,773)	(8,677)
Maintenance and lease	(1,827)	(1,383)	(3,593)	(3,404)
Other	(727)	(254)	(1,410)	(455)
Total	(30,868)	(31,093)	(55,118)	(58,918)

During the six months ended June 30, 2024, research and development expenses increased in comparison to the same period of 2023 due to increased expenses related to the IP litigations and write-off of licenses (refer to Note 6.1 for further information).

The decrease in personnel expense is primarily due to the reimbursement from GSK on the development costs incurred by CureVac related to CV2CoV, or GSK II. Since the first EUR 100,000k on development costs of GSK II was achieved in August 2023, CureVac recognized GSK’s reimbursement on GSK II as an offset against research and development expenses.

In April 2024, CureVac and The University of Texas M.D. Anderson Cancer Center (MD Anderson) entered a strategic collaboration to develop novel cancer vaccines. The joint arrangement between CureVac and MD Anderson , with joint control in place over the decisions on relevant activities that significantly affect the investee’s returns, is accounted for as joint operation. CureVac recognizes its expenses based on the shares defined in the contractual arrangement in research and development expenses.

As of June 30, 2024, the Group had no development expenditures which met the requirements for capitalization and thus none have been capitalized.

3.5 General and administrative expenses

General and administrative expenses consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Personnel	(6,644)	(4,986)	(15,742)	(11,157)
Maintenance and lease	(1,614)	(1,260)	(2,915)	(2,304)
Third-party services	(5,871)	(4,688)	(12,873)	(12,307)
Legal and other professional services	(4,446)	(2,298)	(6,074)	(3,799)
Amortization and depreciation	(2,965)	(2,225)	(6,071)	(4,456)
Other	(705)	(474)	(1,857)	(1,027)
Total	(22,245)	(15,931)	(45,532)	(35,050)

During the six months ended June 30, 2024, general and administrative expenses decreased in comparison to the same period of 2023 due to decreased personnel expenses related to lower share-based payment expenses (refer to Note 5 for further details).

Others include mainly expenses for D&O insurance.

3.6 Other operating income

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Compensation for CMO/Material transfer	259	—	1,803	2,848
Reimbursement Claim	—	657	—	1,357
Sale of equipment	176	225	484	447
Other	1,007	140	1,161	502
Total	1,442	1,023	3,448	5,154

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of June 30, 2024, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

The number of common shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2023	223,988,675
Share issuances for option exercises and RSU releases between Jan to Mar 2024	317,005
Common shares issued and outstanding at March 31, 2024	224,305,680
Share issuances for option exercises and RSU releases between Apr to Jun 2024	8,333
Common shares issued and outstanding at June 30, 2024	224,314,013

For the three months ended June 30, 2024, due to the use of tax loss carryforwards for which no deferred tax asset has been capitalized in prior periods, EUR 898k have been credited in equity (refer to Note 13 for further information).

5. Share-based payments

The Group recognized share-based payment expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
Cost of sales	147	221	147	199
Selling and distribution expenses	112	89	153	119
Research and development expenses	609	452	761	659
General and administrative expenses	1,891	320	3,221	537
Other operating expenses	235	162	291	219
Total	2,994	1,244	4,572	1,731

Expense recognized for the equity-settled programs was as follows:

	Three months ended June 30,		Six months ended June 30,
Program	2023	2024	2023	2024
	EUR k	EUR k	EUR k	EUR k
LTIP Stock Options	1,362	68	2,337	158
RSU Supervisory Board	235	162	291	219
New VSOP	(12)	—	45	—
Prior VSOP	30	3	(21)	7
LTIP RSUs	1,379	1,011	1,920	1,347
Total	2,994	1,244	4,572	1,731

On June 1, 2024, the Group granted 25,000 options to the Chief Business Officer, CBO. The grant was made under the terms of the long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V.

For the grant to the CBO, a Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 1.78
Weighted average share price (10-days VWAP before grant date)	EUR 3.50
Exercise price (USD 3.80)	EUR 3.50
Expected volatility (%)	65.0%
Expected life (years)	3.45
Risk-free interest rate (%)	4.56%

On March 31, 2024, the Group awarded 199,910 RSUs to the Supervisory Board members and 1,374,824 RSUs to the Executive Board and various key employees. The fair value is based on the CureVac stock price as of March 31, 2024, which amounts to USD 3.03 (EUR 2.80).

Exercise of options

Under the New VSOP plan, no options were exercised within the three and six months ended June 30, 2024.

On the third anniversary after IPO i.e., on August 14, 2023, a fourth 10% portion of the (vested) virtual shares became exercisable because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were again reached. The beneficiaries declared the exercise of their then exercisable 786,746 virtual shares by March 22, 2024, and CureVac received 786,746 shares from the old shareholders on that day. On March 26, 2024, CureVac transferred 786,746 shares to the exercising beneficiaries.

6. Fixed Assets

6.1 Intangible assets

During the six months ended June 30, 2024, the Group acquired intangible assets of EUR 4,088k (six months ended June 30, 2023: EUR 2,567k). Acquired intangibles mainly related to licenses, software and prepayments made to acquire those.

As the Company decided to stop an early-stage R&D-program due to strategic reasons, related license agreements with a collaboration partner were terminated and already capitalized licenses with a remaining book value of EUR 3,248k were impaired, as no future use is anticipated. The expense recognized related to the impairment is included in research and development expenses.

6.2 Property, plant and equipment

During the six months ended June 30, 2024, the increase in property, plant and equipment was attributable to the purchase of technical equipment and machines and other equipment of EUR 2,210k (June 30, 2023: EUR 5,940k) as well as additional amounts recognized as construction in progress of EUR 3,572k (June 30, 2023: EUR 22,421k) primarily related to the Company-owned GMP IV facility EUR 2,740k.

7. Assets held for sale

In 2022, Management decided to dispose of certain equipment which had been procured for CMO activities (CMO Equipment) but that was no longer planned to be used by the Company. An external service-provider was appointed on June 14, 2022 to organize the sale of the CMO Equipment. The CMO-Equipment identified for sale had a gross book value of EUR 9,130k, as of December 31, 2023, and was written down by EUR 6,711k (with the corresponding expense recognized in cost of sales) to EUR 2,419k, the fair value less anticipated costs to sell. Criteria for the determination of the fair value were defined based on certain sales scenarios considering different sales campaigns. The Company is actively working on selling the remaining equipment and as of June 30, 2024, assets held for sale with a net book value of EUR 597k were sold through an external service provider.

8. Inventories

The inventories include only raw materials and supplies amounting to EUR 457k (December 31, 2023: EUR 24,801k), which are recoverable under the Company’s agreements with its collaboration partner. During the six months ended June 30, 2024, the decrease in inventory of EUR 24,344k is primarily due to write-down of raw material which would have been recoverable under the previous GSK collaboration (refer to Note 17 for further information). The expense recognized related to the write-down is included in cost of sales.

9. Prepaid expenses and other assets (current)

Prepaid expenses and other current assets as of June 30, 2024 amounted to EUR 12,554k (December 31, 2023: 23,763k) and include prepayments for future service agreements and material in the amount of EUR 935k (December 31, 2023: EUR 1,075k), deferred charges of EUR 3,286k (December 31, 2023: EUR 5,463k) and other receivables of EUR 4,059k (December 31, 2023: EUR 4,344k). As of June 30, 2024, we had tax receivables, mainly VAT refund claims, of EUR 4,273k in other current assets (December 31, 2023: EUR 12,881k).

10. Financial assets and financial liabilities

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. Cash and cash equivalents compromise cash at banks and term deposits.

Cash and cash equivalents compromise cash at banks and term deposits. There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six months ended June 30, 2024 and 2023.

11. Trade and other payables

Trade and other payables are all due within one year amounting to EUR 7,513k (December 31, 2023: EUR 48,033k). During the six months ended June 30, 2024, the decrease of EUR 40,520k in trade and other payables was primarily attributable to payments to raw material suppliers for invoices received before December 31, 2023.

12. Other liabilities and provisions

During the six months ended June 30, 2024, the decrease of EUR 39,954k in other liabilities and provisions was primarily due to lower provisions related to CMO arbitrations and due to lower accruals for outstanding invoices.

In May 2024, the Company received the second ruling of its three CMO arbitrations. In 2022, Celonic Deutschland GmbH & Co. KG (Celonic) initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against the

Company, following the termination of the agreement by CureVac after the withdrawal of the EMA dossier of CVnCoV, the Company's first generation SARS COV-2 vaccine candidate. The Company defended against Celonic’s claims in written submission and the oral hearings. In the final award, the arbitration tribunal awarded 65% of Celonic’s claims. As the award was higher than the provision, expense of EUR 17,098k was recognized in cost of sales. As of June 30, 2024, the awarded amount was paid to Celonic.

In July 2024, the Company received the last ruling of its three CMO arbitrations. In 2022, Wacker Biotech B.V. (Wacker) initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against the Company, following the termination of the agreement by CureVac after the withdrawal of the EMA dossier of CVnCoV, the Company's first generation SARS COV - 2 vaccine candidate. The Company defended against Wacker's claims in written submission and the oral hearings. In the final award, the arbitration tribunal awarded 30% of Wacker's claims. The provision related to the Wacker arbitration therefore decreased by EUR 2,091k.

13. Income tax

The increase of tax expenses for the six months ended June 30, 2024 to EUR 1,967k was primarily attributable to the deferred tax expense of CureVac N.V. and CureVac Corporate Services GmbH. For the three months ended June 30, 2024, due to the use of tax loss carryforwards for which no deferred tax asset has been capitalized in prior periods, EUR 898k have been credited in equity.

Income taxes for the six months ended June 30, 2024, were calculated based on the best estimate of the weighted average annual income tax rates expected for the full financial years (estimated annual effective income tax rates) on ordinary income before tax adjusted by the tax effect of any discrete items. For the six months ended June 30, 2024, the effective income tax rate for CureVac N.V. was approximately 6.1% applicable on taxable income. The effective tax rate considers the usage of loss carryforwards from former years and management's assessment of the requirements in IAS 12, which lowers the effective tax rate of the Group.

14. Disclosure of financial instruments and management of financial risks

As the Group requires significant liquid funds available for the financing of its research and development activities, during the six months ended June 30, 2024, it has maintained funds as cash and cash equivalents and not in less liquid financial instruments. The Group has distributed the cash amongst several banks and amongst the legal entities in the Group in order to avoid cluster risks.

Refer to note 15 to the consolidated financial statements as of December 31, 2023, for additional information on the Group’s risk management activities. As of June 30, 2024, the Group held cash and cash equivalents of USD 30,197k and CHF 152k, which are exposed to foreign currency exchange risk. The Group intends to settle expenses arising in US dollars using these US dollar funds.

15. Earnings per share

Earnings per share is calculated pursuant to IAS 33 Earnings per Share by dividing the consolidated net loss in CureVac N.V. by the average weighted number of shares outstanding in the fiscal period.

The weighted number of shares outstanding for the three and six months ended June 30, 2024 was 224,313,005 and 224,302,375, respectively (2023: 223,883,084 and 217,698,351, respectively). This has led to a basic loss per share for the three and six months ended June 30, 2024 of EUR 0.32 and EUR 0.64, respectively (2023: EUR 0.30 and EUR 0.57, respectively).

Diluted earnings per share is calculated using CureVac’s weighted-average outstanding common shares including the dilutive effect of share-based payment awards as determined under the treasury stock method. In periods when CureVac has a net loss, share-based payment awards are excluded from the calculation of earnings per share as their inclusion would have an antidilutive effect. Share options and RSUs of 2,393,823 and 1,909,767 as of June 30, 2024, and 2023 respectively, were excluded from the computation of diluted weighted average number of shares because their effect would have been antidilutive.

16. Related party disclosures

Parent and ultimate controlling party

Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac of approximately 37% during the last twelve months. dievini is thus the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

Entities controlled by Dievini Hopp BioTech holding GmbH & Co. KG had no significant impact on our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2024, compared to the details disclosed in Note 16 to our unaudited interim condensed consolidated financial statements as of and for the quarter ended March 31, 2024 as well as in Note 19 to our audited consolidated financial statements included in our Annual Report on Form 20 - F as of and for the year ended December 31, 2023.

Key management personnel transactions

Antony Blanc

As Antony Blanc has left the company as of November 30, 2023, CureVac and Antony Blanc signed a settlement agreement as of September 26, 2023. Under this agreement CureVac incurred cost of EUR 107k for Clarentis SRL entity in 2023. During the six months ended June 30, 2024, CureVac paid EUR 92k under this agreement.

17. Subsequent events

In July 2024, CureVac and Glaxosmithkline Biologicals SA (GSK) announced that they entered into a new licensing agreement, allowing each company to prioritize investment and focus their respective mRNA development activities. Following completion of customary closing conditions, as well as certain antitrust and regulatory approvals, the agreement was closed on July 11, 2024. Since 2020, GSK and CureVac have worked together to develop mRNA vaccines for infectious diseases. Through this collaboration, GSK and CureVac currently have vaccine candidates for seasonal influenza and COVID - 19 and avian influenza in clinical development. All candidates are based on CureVac's proprietary second-generation mRNA backbone. Under the terms of the new agreement, GSK will assume full control of developing and manufacturing these candidate vaccines. GSK will have worldwide rights to commercialize the candidate vaccines. CureVac will receive an upfront payment of EUR 400m and up to an additional EUR 1,050m in development, regulatory and sales milestones as well as tiered royalties in the high single to low teens range. The new agreement replaces all previous financial considerations from the prior collaboration agreement between GSK and CureVac. CureVac further retains exclusive rights to the additional undisclosed and preclinically validated infectious disease targets from the prior collaboration together with the freedom to independently develop and partner mRNA vaccines in any other infectious disease or other indication. CureVac received the EUR 400m upfront payment in August 2024.

In July 2024, CureVac announced a significant strategic restructuring to focus its resources on high-value mRNA projects in oncology and other select areas of substantial unmet medical need. The restructuring includes a workforce reduction of approximately 30% to create a leaner, more agile organization re-focused on technology innovation, research and development. The restructuring initiative follows the recent above-mentioned new licensing agreement with GSK, totaling at up to EUR 1,450m plus royalties. As a result of the restructuring, CureVac expects operational expenses to decrease by more than 30% from 2025 onward, including a decrease of personnel costs of approximately EUR 25m. The company estimates that it will incur one-time restructuring charges of approximately EUR 15m, including employee severance, benefits, and related costs. The charges that CureVac expects to incur are subject to a number of assumptions, including local law requirements, and actual expenses may differ materially from the estimates.

In August 2024, the Company announced that it has invoiced a EUR 10m development milestone payment to GSK related to the start of the Phase 2 part of a combined Phase 1/2 study of an investigational influenza A (H5N1) pre-pandemic vaccine candidate . The avian influenza program is fully controlled by GSK as part of the new above-mentioned licensing agreement. The H5N1 avian influenza virus is considered a potential future pandemic threat, able to cross species from its original bird host to humans. The monovalent vaccine candidate is based on CureVac’s proprietary second-generation mRNA backbone and encodes an influenza A H5-antigen.